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                                August 12, 2020

       Ling Ni
       Chief Financial Officer
       CNFinance Holdings Ltd.
       44/F, Tower G, No. 16 Zhujiang Dong Road
       Tianhe District, Guangzhou City, Guandong Province 510620
       Peoples Republic of China

                                                        Re: CNFinance Holdings
Ltd.
                                                            Form 20-F For the
Fiscal Year Ended December 31, 2019
                                                            Filed April 27,
2020
                                                            File No. 001-38726

       Dear Mr. Ni :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F For the Fiscal Year Ended December 31, 2019

       Item 5. Operating and Financial Review and Prospects
       Loan Performance Data and Trend Analysis, page 76

   1. We note the significant difference between the loan performance metrics when utilizing the aggregate
delinquency rate and aggregate NPL rates as compared to the actual delinquency rate and
NPL rates. Please tell us, and revise your future filings to disclose, the actual delinquency
rate and NPL rates for the periods presented. In addition, explain the reasons the
aggregate amounts presented are more reflective of the actual loan portfolio performance
and are more useful to the reader.
   2. Please revise, in future filings, to disclose the amount of both the 1st and 2nd lien interests outstanding at period
end for each of the periods presented, discussing the trends within these lending lines.
 Ling Ni
CNFinance Holdings Ltd.
August 12, 2020
Page 2
Item 15. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
119

3. We note from your Internal Control Over Financial Reporting (ICFR) that you identified a material weakness that has not been remediated, and this is consistent with the same material weakness reported in your prior year 20-F. Please explain to us how management was able to conclude that your ICFR was effective if there was one or more material weaknesses in the ICFR. Please advise or revise as necessary.
Item 18. Financial Statements
Notes to the Consolidated Financial Statements
Note 6. Loans Principal, Interest and Financing Servicing Fee Receivables, page F-36

4. Please revise your future filings to disclose the amounts of 1st and 2nd lien principal, interest, and financing service fee receivables for each of the periods presented. Similar disclosures should be provided for loan delinquency and non-accrual loans as well as for impaired loans.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Henderson at (202)551-3364 or Marc Thomas at
(202)551-
3452 with any questions.



FirstName LastNameLing Ni                                      Sincerely,
Comapany NameCNFinance Holdings Ltd.
                                                               Division of
Corporation Finance
August 12, 2020 Page 2                                         Office of
Finance
FirstName LastName